SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File No. 001-36566

Mobileye N.V.

(Translation of registrant’s name into English)

Har Hotzvim
13 Hartom Street
PO Box 45157
Jerusalem 9777513, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

On July 10, 2017, Mobileye N.V. (the “Company”) issued a press release announcing that the German Federal Cartel Office (Bundeskartellamt), in accordance with the Act Against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen) and the regulations promulgated thereunder, and the Austrian Bundeswettbewerbsbehörde (Federal Competition Authority), in accordance with the Austrian Cartel Act (Kartellgesetz) and the regulations promulgated thereunder, have each approved the previously announced all cash tender offer by Cyclops Holdings, LLC (“Cyclops”), a Delaware limited liability company and a wholly owned subsidiary of Intel Corporation (“Intel”), to purchase all outstanding ordinary shares of the Company pursuant to that certain Purchase Agreement previously entered into by and among the Company, Intel, and Cyclops Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Intel which, on April 4, 2017, was converted into Cyclops. A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

Exhibit No.	Description of Exhibit
99.1	Press release dated July 10, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 10, 2017

MOBILEYE N.V.

By:	/s/ Ofer Maharshak
Ofer Maharshak
Chief Financial Officer